McKesson Corporation
One Post Street
San Francisco, CA 94104
www.mckesson.com

August 14, 2015

Via EDGAR Submission

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McKesson Corporation

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed May 12, 2015

File No. 001-13252

Dear Ms. Jenkins:

On behalf of McKesson Corporation (the “Company”), I would like to acknowledge receipt of a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 12, 2015.

While we have already begun to compile the information necessary to frame our response, we do not believe that the initial ten (10) business day deadline specified in your letter will provide sufficient time for us to properly consider and respond to the Staff’s comments. Therefore, we currently expect that we will have a response to you on or before September 15, 2015. The additional time is necessary in order to adequately consult with our internal and external subject matter experts.

We look forward to discussing these matters with you and trust that the foregoing is satisfactory. Please contact me at (415) 983-8882 as soon as possible if for any reason that is not the case.

Thank you very much for your cooperation.

Sincerely,

/s/ James A. Beer

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission

Craig Arakawa, U.S. Securities and Exchange Commission

John H. Hammergren, McKesson Corporation

Lori A. Schechter, McKesson Corporation

Nigel A. Rees, McKesson Corporation